

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 3, 2014

<u>Via E-mail</u>
Jennifer Wuamett
General Counsel
Freescale Semiconductor, LTD
6501 William Cannon Drive West
Austin, Texas 78735

>   **Re: Freescale Semiconductor, LTD**
>   **Form 10-K for the fiscal year ended December 31, 2013**
>   **Filed February 10, 2014**
>   **File No. 001-35184**

Dear Ms. Wuamett:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief